Exhibit 1.01

OMNIVISION TECHNOLOGIES, INC.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of OmniVision Technologies, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; (iii) for which the manufacture was completed during calendar year 2014; and (iv) for which the Company has been unable to determine whether or not such product does not contain Conflict Minerals from a Covered Country.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

Product	Description	Conflict Mineral	Status
OVP2200	LCoS Display Panel	Tantalum	DRC conflict undeterminable
OVP7200	LCoS Display Panel	Tantalum	DRC conflict undeterminable
OVP8080	LCoS Display Panel	Tantalum	DRC conflict undeterminable
OVP6000	LCoS Display Panel	Tantalum	DRC conflict undeterminable
OVC3960	ASIC / Companion Chip	Tantalum	DRC conflict undeterminable
OV00538	ASIC / Companion Chip	Tantalum	DRC conflict undeterminable
OV00660	ASIC / Companion Chip	Tantalum / Tin	DRC conflict undeterminable
OVP0923	ASIC / Companion Chip	Tantalum	DRC conflict undeterminable
OVP0921	ASIC / Companion Chip	Tantalum	DRC conflict undeterminable

The Company’s Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

In accordance with the OECD Guidance, the steps that the Company followed in conducting its due diligence process are as follows:

Step 1: Establish Strong Company Management Systems

The Company adopted a policy relating to Conflict Minerals that provides that the Company does not support the use of Conflict Minerals from the Covered Countries and the Company does not directly purchase Conflict Minerals from any source.  The Company also encourages all of its vendors and suppliers not to incorporate Conflict Minerals from the Covered Countries into the Company’s products.  The Company continues to work closely with its vendors and suppliers with respect to its policy on the use of Conflict Minerals.

The Company communicates its position on Conflict Minerals to its vendors and suppliers by reaching out to them directly and informing them of its Conflict Minerals policy and its expectations with respect to the Conflict Minerals that are incorporated into its products.  All new major suppliers of the Company are assessed for their ability to provide reliable data regarding the country of origin for Conflict Minerals.  In addition, on an annual basis, the Company requests all of its vendors and suppliers to complete and/or update the Conflict Minerals Reporting Template (the “CMRT”) issued by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (the “EICC”).

The Company has structured internal management to support its supply chain due diligence.  The Company has a dedicated Senior Quality Assurance Engineer who has the responsibility to lead, coordinate and implement the Company’s Conflict Minerals due diligence related efforts.  This individual reports to the Company’s Vice President of Quality & Reliability.  These individuals work closely with the Company’s supply chain to gather information and ensure that they understand the presence of any Conflict Minerals that exist in the supply chain.  Because of the several layers that exist in the Company’s supply chain, the Company has primarily taken the approach of gathering information about its supply chain by utilizing the CMRT issued by the EICC.

Step 2: Identify and Assess Risk in the Supply Chain

The Company’s supply chain with respect to the Covered Products is very complex and includes many third parties between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. As a result, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.  The Company identifies the applicable smelters and refiners through responses provided on the CMRT and through direct communications with its suppliers.  Through the information the Company gathers regarding the applicable smelters and refiners, the Company is able to identify which of the smelters and refiners may be sourcing Conflict Minerals from a Covered Country.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Based on the information the Company gathers from its suppliers through the process described in Step 2 above, the Company is able to determine any necessary actions that need to be taken to mitigate any identified risks with respect to Conflict Minerals that exist in the Company’s supply chain.  These actions may include, among others, engaging in additional due diligence with respect to the applicable smelters and refiners, communicating directly with the Company’s suppliers regarding the identified risks and/or making necessary changes or updates to the Company’s supply chain.

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Because the Company does not have a direct relationship with any smelters or refiners, it is difficult to participate in any direct audits of these organizations.  However, in order to comply with the OECD Guidance, the Company encourages its direct suppliers to purchase from EICC’s Conflict-Free Smelter (CFS) Compliant Smelters.

Step 5: Report on Supply Chain Due Diligence

The Company publicly reports on its due diligence efforts and findings through its annual filing of this Form SD as required by law.  These documents are available at http://www.ovt.com/investors/secfilings.php.

For 2014, the Company conducted its survey of its supply chain by submitting the conflict minerals reporting template prepared by the EICC to its contract manufacturers and component suppliers.  Responses were reviewed for completeness, reasonableness, and consistency, and the Company routinely followed up with its contract manufacturers and component suppliers for corrections and clarifications as needed.  The Company also determined which of the smelters used by its suppliers are validated as conflict-free as part of the Conflict-Free Smelter Program.

The Company submitted the conflict minerals reporting template to all of its contract manufacturers and component suppliers for calendar year 2014 and received complete responses from all of those contacted.

Based on the responses from its manufacturers and suppliers gathered through its RCOI, the Company was unable to determine that all of the Conflict Minerals did not originate in the Covered Countries or came from recycled or scrap sources, and concluded that certain of its products are DRC conflict undeterminable.

Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products included two identified facilities, both of which are listed in the EICC template as “known smelters or refineries,” or in the United States Department of Commerce’s global list of “all known conflict mineral processing facilities worldwide (together, the “Known Smelters or Refineries”).  Each of these Known Smelters or Refineries received a “conflict free” designation from an independent third party audit program during 2014 and are undergoing a new audit as of May 20, 2015.  However, during the Company’s due diligence process, both of the Known Smelters or Refineries indicated that they are sourcing Conflict Minerals from the Covered Countries and neither the Company nor its suppliers have sufficient information to conclusively determine whether these Conflict Minerals were introduced into the Company’s supply chain.  The Company believes that, to the extent reasonably determinable, the facilities that were used to process the Conflict Minerals contained in the Covered Products included the smelters and refiners listed in the table below.

Metal	Smelter Name	Smelter Country
Tantalum	Ulba Metallurgical Plant JSC (CID001969)	Kazakhstan
Tin	Malaysia Smelting Corporation (MSC) (CID001105)	Malaysia

The Company continues to work with its suppliers throughout its supply chain to re-validate, improve and refine their reported information.  The Company is particularly focused on coordinating with its suppliers to determine with greater specificity the country of origin for all of the Conflict Minerals that exist in the Company’s supply chain.